UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited is incorporating by reference the information set forth in Exhibit 99.1 (only its unaudited consolidated interim financial statements as of December 31, 2014 and for the three and nine months ended December 31, 2014 and 2013 and the sections titled “Recent Developments – Investment in Simplotel Technologies Private Limited”, “Changes to Executive Officers, Advisors and Directors”, “Other Information – Share Repurchase”, “Fiscal 2015 Third Quarter Financial Results” and “About Non-IFRS Financial Measures”) set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On January 29, 2015, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the third fiscal quarter 2015 (i.e. quarter ended December 31, 2014). A copy of the earnings release dated January 29, 2015 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated January 29, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2015

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated January 29, 2015.